SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.     )*

Envivio, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29413T1060

(CUSIP Number)

Kevin Dillon

Atlantic Bridge Ventures GP Ltd.

31 Kildare Street

Dublin 2

Republic of Ireland

353 (0)1 603 4450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29413T1060

1.	Names of reporting persons. Atlantic Bridge Ventures GP Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of Ireland
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power
	6.	Shared voting power 1,349,889
	7.	Sole dispositive power
	8.	Shared dispositive power 1,349,889
9.	Aggregate amount beneficially owned by each reporting person 1,349,889
10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in row (9) 5.0[1]
12.	Type of reporting person (see instructions) PN

[1]

Based upon 27,100,124 shares of the Issuer’s Common Stock, $0.001 par value per share, outstanding on April 15, 2013, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2013.

Page 2 of 10 pages

CUSIP No. 29413T1060

1.	Names of reporting persons. Elaine Coughlan
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of Ireland
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power
	6.	Shared voting power 1,349,889
	7.	Sole dispositive power
	8.	Shared dispositive power 1,349,889
9.	Aggregate amount beneficially owned by each reporting person 1,349,889
10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in row (9) 5.0[2]
12.	Type of reporting person (see instructions) IN

[2]

Based upon 27,100,124 shares of the Issuer’s Common Stock, $0.001 par value per share, outstanding on April 15, 2013, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2013. Shares are held by Atlantic Bridge Ventures GP Ltd., and Ms. Coughlan expressly disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

Page 3 of 10 pages

CUSIP No. 29413T1060

1.	Names of reporting persons. Kevin Dillon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of Ireland
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power
	6.	Shared voting power 1,349,889
	7.	Sole dispositive power
	8.	Shared dispositive power 1,349,889
9.	Aggregate amount beneficially owned by each reporting person 1,349,889
10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in row (9) 5.0[3]
12.	Type of reporting person (see instructions) IN

[3]

Based upon 27,100,124 shares of the Issuer’s Common Stock, $0.001 par value per share, outstanding on April 15, 2013, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2013. Shares are held by Atlantic Bridge Ventures GP Ltd., and Mr. Dillon expressly disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Page 4 of 10 pages

CUSIP No. 29413T1060

1.	Names of reporting persons. Brian Long
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of Ireland
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power
	6.	Shared voting power 1,349,889
	7.	Sole dispositive power
	8.	Shared dispositive power 1,349,889
9.	Aggregate amount beneficially owned by each reporting person 1,349,889
10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in row (9) 5.0[4]
12.	Type of reporting person (see instructions) IN

[4]

Based upon 27,100,124 shares of the Issuer’s Common Stock, $0.001 par value per share, outstanding on April 15, 2013, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2013. Shares are held by Atlantic Bridge Ventures GP Ltd., and Mr. Long expressly disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Page 5 of 10 pages

CUSIP No. 29413T1060

Item 1(a)	Name of issuer: Envivio, Inc.

Item 1(b)	Address of issuer’s principal executive offices:

400 Oyster Point Blvd., Suite 325
South San Francisco, CA 94080

Item 2(a)	Name of person filing:

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1) Atlantic Bridge Ventures GP Ltd., an Irish company limited by shares

(2) Elaine Coughlan

(3) Kevin Dillon

(4) Brian Long

Item 2(b)	Address of principal business office or, if none, residence: The address of each of the Reporting Persons is:

c/o Atlantic Bridge Ventures
31 Kildare Street
Dublin 2
Republic of Ireland

Item 2(c)	Citizenship:

Atlantic Bridge Ventures GP Ltd.: Republic of Ireland
Ms. Coughlan: Republic of Ireland
Mr. Dillon Republic of Ireland
Mr. Long Republic of Ireland

Item 2(d)	Title of class of securities: Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No.: 29413T106

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

Page 6 of 10 pages

CUSIP No. 29413T1060

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership:

(a) Amount beneficially owned:

(b) Percent of class:

(c) Number of shares as to which the person has:

The shares reported below are held directly by Atlantic Bridge Ventures GP Ltd., and each of Ms. Coughlan, Mr. Dillon and Mr. Long expressly disclaim beneficial ownership of the shares reported below except to the extent of her or his pecuniary interest therein.

Reporting Person	(i)	(ii)	(iii)	(iv)	(v)	(vi)
Atlantic Bridge Ventures GP Ltd.	0	1,349,889	0	1,349,889	1,349,889	5.0%
Elaine Coughlan	0	1,349,889	0	1,349,889	1,349,889	5.0%
Kevin Dillon	0	1,349,889	0	1,349,889	1,349,889	5.0%
Brian Long	0	1,349,889	0	1,349,889	1,349,889	5.0%

	(i)	Sole power to vote or direct the vote
	(ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition of
	(iv)	Shared power to dispose or to direct the disposition of
	(v)	Total amount of beneficial ownership.
	(vi)	Percentage of class

Item 5	Ownership of five percent or less of a class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Page 7 of 10 pages

CUSIP No. 29413T1060

Item 6	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8	Identification and classification of members of the group:

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of dissolution of group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Page 8 of 10 pages

CUSIP No. 29413T1060

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: May 31, 2013

ATLANTIC BRIDGE VENTURES GP LTD.

By:	/s/ Mark Horgan
	Name:	Mark Horgan
	Title:	Director

/s/ Elaine Coughlan
Elaine Coughlan

/s/ Kevin Dillon
Kevin Dillon

/s/ Brian Long
Brian Long

Page 9 of 10 pages

CUSIP No. 29413T1060

Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Envivio, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 31st day of May, 2013.

ATLANTIC BRIDGE VENTURES GP LTD.

By:	/s/ Mark Horgan
	Name:	Mark Horgan
	Title:	Director

/s/ Elaine Coughlan
Elaine Coughlan

/s/ Kevin Dillon
Kevin Dillon

/s/ Brian Long
Brian Long

Page 10 of 10 Pages